August 3, 2009

Mr. Justin Dobbie
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.   20549

Re:	Colony Bankcorp, Inc.
Commission File No. 000-12436
Letter dated July 27, 2009

Dear Mr. Dobbie:

In response to your letter dated July 27, 2009 regarding Form 10-K for the Fiscal Year Ended December 31, 2008, Form 10-Q for the Quarterly Period Ended March 31, 2009 and Definitive Proxy Statement on Schedule 14A filed April 23, 2009, we make the following comments:

1. Form 10-K for the Fiscal Year Ended December 31, 2008; Directors and Executive officers and Corporate Governance, page 66; and Executive Officers, page 7 of Definitive Proxy Statement on Schedule 14A – In future filings, please revise this section to clarify that the disclosure regarding each of the executive officers and directors describes their business experience, principal occupations and employment for at least the past five years.

We will revise our disclosures in future filings to include the above-referenced disclosures for each executive officer and director to include their business experience, principal occupations and employment for at least the past five years.

Page 66 of Form 10-K only references information incorporated by reference to the Company’s definitive Proxy Statement to be filed within 120 days after the end of fiscal year covered by the Annual Report so no changes will be made with this language.

2. Executive Compensation, page 66 Form 10-K and Compensation Discussion and Analysis, page 14 of Definitive Proxy Statement on Schedule 14A- Under the subheading “Role of Executive Officers in Compensation Decisions”, please tell us and revise your future filings to clarify who makes the recommendations regarding equity awards, and clearly disclose whether the CEO makes any recommendations regarding his own compensation.

We will revise our disclosures in future filings to clarify who makes recommendations regarding equity awards and clearly disclose whether the CEO makes any recommendations regarding his own compensation.

For equity awards granted in January 2009, recommendations were presented to compensation committee in December 2008 by CEO for 2009 equity awards for officers except for the CEO and CFO.  The compensation committee approved equity awards recommended by CEO and set the equity award for the CEO and CFO.  Approval for the equity awards was ratified and approved at the January 2009 board meeting.  The CEO does not make any recommendations regarding his own compensation.

Page 66 of Form 10-K only references information incorporated by reference to the Company’s definitive Proxy Statement to be filed within 120 days after the end of fiscal year covered by the Annual Report so no changes will be made with this language.

3. Executive Compensation, page 66 Form 10-K and Compensation Discussion and Analysis, page 14 of Definitive Proxy Statement on Schedule 14A, Under the subheading “Base Salary”, please tell us and revise future filings to clarify how the compensation committee “determined that the executive officers were instrumental in carrying out Company initiatives.”

We will revise our disclosures in future filings to clarify how the compensation committee determines that the executive officers were instrumental in carrying our Company initiatives.

The compensation committee is heavily involved with company oversight and initiatives and though the Company was disappointed with earnings, credit-related issues and the decline in stock price during 2008- one significant initiative accomplished during 2008 was the restructuring of the Company from a multi-bank holding company with seven bank subsidiaries and one non-bank subsidiary into a bank holding company with one subsidiary.  The process for the restructuring evolved over the past couple of years with Company management filing for regulatory approval during 2008, of which regulatory approval was received effective August 1, 2008.  This consolidation effort, which began in 2006, will enable the company to align products, pricing, and marketing efforts while re-allocating resources to support management’s future growth strategies.  Future earnings should benefit positively beginning in 2009 as we implement operation enhancements – both in revenue enhancements and cost reduction efforts.  The restructuring will also enhance risk management efforts of management in overseeing operations.  Even with the successful consolidation efforts completed during 2008, it should be noted with the disappointing earnings performance of the company that executive officers did not receive base salary increases for 2009.

Page 66 of Form 10-k only references information incorporated by reference to the Company’s definitive Proxy Statement to be filed within 120 days after the end of fiscal year covered by the Annual Report and no changes will be made with this language.

4. Executive Compensation, page 66, Form 10-K and Performance-Based Cash Incentive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A.  In future filings, please disclose the performance targets utilized in determining cash incentive compensation for your named executive officers.

We will revise our disclosures in future filings to disclose the performance targets utilized in determining cash incentive compensation for the named executive officers.  We have no issue with more detailed disclosure regarding the performance-based cash incentive compensation.

The proposed disclosure regarding performance-based cash incentive for future filings will be detailed for each named executive officer.  The proposed revised provision based on 2008 performance is detailed below for Al. D. Ross, CEO as an example:

	2008	2008	2008			2008	2008
	Grid	Grid	Minimum	Target	Maximum	Actual	Incentive
Name	Measurement	Weighting	Level	Level	Level	Performance	Award
Ross	Return on equity	60%	12.50%	13.50%	14.50%	2.40%
	Potential award		$16,875	$33,750	$67,500		$-0-

	Gross loan % inc. over prior year	20%	10.00%	15.00%	20.00%	1.67%
	Potential award		$5,625	$11,250	$22,500		$-0-

	Increase in core deposits over prior year	5%	7.50%	11.25%	15.00%	-1.70%
	Potential award		$1,406	$2,812	$5,625		$-0-

	Reduction of non-performing assets	15%	15.00%	27.50%	40.00%	-194.75%
	Potential award		$4,219	$8,438	$16,875		$-0-

	Total potential award	100.00%	$28,125	$56,250	$112,500		$-0-

Based on 2008 actual performance, none of the minimum grid measurements were met, therefore the compensation committee elected to not pay any cash incentive awards for 2008.  A similar detailed breakout would be disclosed for each named executive with future filings.

5. Executive Compensation, page 66 Form 10-K and Performance-Based Cash Incentive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A, please tell us and revise future filings to clarify how the compensation committee arrived at its decisions regarding cash incentive compensation for performance in 2008.

We will revise future filings to clarify how the compensation committee arrived at its decisions regarding cash incentive compensation payouts for the fiscal year being reported.

The compensation committee reviewed actual performance compared to grid work targeted measurements and made their decision to not approve any cash incentive awards for 2008 as company performance did not meet any of the minimum goals set with the cash incentive plan targets. Most heavily influencing their decision was the decrease in net income from $8,546,956 in 2007 to $2,028,824 in 2008, or a decrease of 76.26%.  Additionally, the compensation committee factored into their decision the stock price dropping from $15.20 on December 31, 2007 to $8.02 on December 31, 2008.  Other factors included flat balance sheet growth- both loans and deposits-, while at the same non-performing assets increased significantly, from 16,348,000 on December 31, 2007 to $48,186,000 on December 31, 2008, or an increase of 194.75%..

6. Executive Compensation, page 66 Form 10-K and Long-Term Equity Stock Award, page 17 of Definitive Proxy Statement on Schedule 14A, please tell us and revise future filings to disclose how the stock award amounts listed in the table were derived.

We will revise future filings to disclose how the stock award amounts were derived by the compensation committee.

As indicated in language regarding long-term equity stock awards, this is a long-term benefit that the Company feels enhances the link between the creation of stockholder value and long-term executive incentive compensation; provides an opportunity for increased equity ownership by executives; and maintains competitive levels of total compensation.  The compensation committee is motivated to keep our executive compensation packages competitive with peer companies. The compensation committee reviews at least annually the peer company disclosures regarding executive compensation in order to ensure that our overall compensation package compares favorably.  One of the areas monitored is stock option plans or in our case a stock grant award plan.  The CEO works daily with executive officers and offers his input each year as to recommendations for stock awards based on the executive officers production and performance to the overall company strategy.  The recommendation is for named executives other than himself and the CFO.  Stock awards for the CEO and CFO are determined and set by the compensation committee, while awards for the other named executive officers awards are considered upon the recommendation of the CEO.  The CEO makes no recommendations in regard to his compensation.  It was deemed prudent by the compensation committee to grant 2008 stock grant awards based upon the efforts of company management in their movement toward a consolidated one bank holding company.  The consolidation effort will allow the company to operate more efficiently and had been a company priority the past couple of years.

7. Director Compensation, page 27 of Definitive Proxy Statement on Schedule 14A, please revise the paragraph under “Cash Compensation” to clarify your future filings, if correct, that board members receive $800 a month, plus $100 for each board meeting attended.

We will revise future filings to clarify that board members receive set monthly director fees of $900 per month (exception being non-attendance of monthly meeting in which $100 is deducted from the set amount).

Annually board fees are approved and set at $900 per monthly board meeting with $100 being deducted from the set amount should the director not attend the monthly board meeting.  We do not agree with stating that they receive $800 per month, plus $100 for each board meeting attended.  This is really an immaterial point in our mind as there is almost 100% attendance by every board member and only a play on wording that we think deviates from disclosing what is set and approved by the board each year.  Most of the directors have 100% attendance while only a couple of the directors at most would miss one or two meetings during the year.

8. Certain Relationships and Related Transactions and Director Independend, page 67 and Transactions with the Company, page 29 of Definitive Proxy Statement on Schedule 14A, please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans with persons not related to the lender.

We will file future filings to encompass the language noted in your comments to state that such loans were (1) made in the ordinary course of business; (2) were made on substantially the same terms, including interest rates and collateral, as were prevailing at the time for comparable transactions with persons not related to the lender; and (3) did not involve more than normal risk of collectability or present other unfavorable features.

Page 67 of Form 10-K only references information incorporated by reference to the Company’s definitive Proxy Statement to be filed within 120 days after the end of the fiscal year covered by the Annual Report so no changes will be made with this language.

9. Exhibits 31.1 and 31.2. In future filings ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

We will revise in future filings language for Exhibits 31.1 and 31.2 to be in the exact format as set forth in Item 601(b)(31) of Regulation S-K.  We acknowledge that the title of the certifying individual will be deleted and that annual will be deleted from Paragraph 4(a).

10. Allowance for Loan Losses, page 40, please revise your future filings to provide additional discussion of the factors that contributed to the changes in your allowance for loan losses and how you considered factors when determining your allowance.  Please revise to more clearly address how you considered the specific factors, including the levels of nonperforming loans at each period as well as the charge-offs for the period, when determining the amount of allowance. To the extent that the significant changes in your nonperforming loans were due to a few large credits or a large number of small credits, please discuss that fact.  Please discuss the reasons that your allowance has not proportionally followed the levels of your nonperforming loans and charge-offs.  Discuss the steps that you take to monitor and evaluate collateral values of your nonperforming and problem loans as part of your allowance methodology, etc.

We have revised the June 30, 10-Q to more clearly address items that you cited in your comment letter.  We have tried to address and clarify to more clearly reflect activity and methodology utilized in determining an adequate allowance level at for the period ended June 30, 2009.

11. Controls and Procedures, page 53, we note that you have not included the disclosure required by item 308(c) of regulation S-K.  Please provide us with this disclosure for the period ended March 31, 2009 and confirm that you will include such disclosure in future filings.

The March 31, 2009 controls and procedures disclosure should be revised and stated as follows:

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report, as required by paragraph (b) of Rules 13a-15 or 15d-15 of the Exchange Act.  Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective.

During the quarter ended March 31, 2009, there was not any change in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 of the Exchange Act that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

We confirm that we will include such disclosure in future filings in order to be compliant with item 308(c) of regulation S-K.

Also enclosed is a statement acknowledging items included in your comment letter.  We appreciate you pointing out areas that we need to revise in future regulatory filings with Securities and Exchange Commission.  Please advise if you have any questions or need additional comment from us.  Should you need to telephone me, my direct telephone number is 229-426-6002 or you may reach me via e-mail at thester@colonybank.com.

Sincerely,

/s/ Terry Hester
Terry Hester
Chief Financial Officer

Date: August 3, 2009
To: Securities and Exchange Commission

I, Terry Hester, Chief Financial Officer of Colony Bankcorp, Inc., acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the filing;
that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Terry Hester
Terry Hester
Chief Financial Officer